June 18, 2015

Mitchell Austin

Attorney Advisor

Katherine Wray

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: eBizware, Inc.

Amendment No 1 to Registration Statement on Form S-1

Filed April 6, 2015

File No. 333-201239

Dear Mr. Austin,

The following is the company’s response to your comment letter dated April 20, 2015.

General

1.

We note your response to prior comment 1 that additional risk related disclosure was added. We were unable to locate the additional risk factor. Please revise or advise.

Risk factors added.

2.

Prior comment 3 requested a detailed legal analysis supporting your conclusion that you are not a shell company. We were unable to locate such a response or related disclosure in your filing. Please respond with a detailed legal analysis of your shell company status or advise.

The definition of a shell is the following:

An issuer, other than a business combination related shell company, as defined in § 230.405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

 (A)  No or nominal operations; and

 (B)  Either:

 (1)  No or nominal assets;

 (2)  Assets consisting solely of cash and cash equivalents; or

 (3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets

During the 6 month period ended February 28, 2015, the Company had over $22,000 in revenue which indicates non-nominal operations which removes the Company from Section A and thus from the definition of a shell as both section A and B must qualify in order for a company to be a Shell under the definition.

3.

We note your response to prior comment 4; however, there are still references to both Overland Park, Kansas and Leawood, Kansas, and your lease agreement, or a written summary of an oral lease agreement, does not appear to have been filed. Please revise or advise.

References removed and lease attached.

Prospectus Cover Page, page 4

4.

You advise in response to prior comment 7 that you have revised your prospectus cover page to limit it to a single page. Please move the contents of page 4 to your prospectus cover page. See Item 501(b) of Regulation S-K.

Revised to limit to a single page.

Part I:  Information Required in Prospectus

Summary of Prospectus

General Information about the Company, page 6

5.

Your response to prior comment 10 states that installation for your second customer occurred on January 1, 2015. Please revise existing disclosure to delete references to a second customer installing on November 1, 2014.

Deleted.

6.

We note the revisions made in response to prior comment 11. Please revise this disclosure to present Mr. DeFoor’s post-offering ownership that assumes the completion of the minimum and maximum offering scenarios. Make similar revisions to your beneficial ownership section.

Min and Max ownership numbers added.

Risk Factors, page 9

7.

In response to prior comment 13, you advise that you added disclosure that the company will be able to maintain its minimum operating level for 12 months with funds on hand or available. Please tell us where in the filing you have made these revisions. Additionally, revise to include a risk factor that is responsive to prior comment 13.

Risk Factor added and reference added to liquidity section.

8.

We note your response to prior comment 14 that you added a risk factor discussing the risks resulting from your lack of employment agreement with Mr. DeFoor. We were unable to locate this risk factor. Please revise or advise.

Added.

Risks Associated with Our Company

 Mark W. DeFoor, the sole officer and director of the company, currently devotes…, page 9

9.

We note your response to prior comment 15 that you have revised to discuss distinct risks under separately captioned risk factors. We were unable to locate these revisions. Please revise or advise.

Separated.

Use of Proceeds, page 14

10.

You indicate in response to prior comment 18 that you have added disclosure stating that the minimum amount of potential offering proceeds will be sufficient to continue for 12months given the projects in place and the expected revenues therefrom. We were unable to locate these revisions.  Please revise or advise.

Added below the table.

 Management’s Discussion and Analysis or Plan of Operation , page 22

11.

We are unable to locate revisions made in response to prior comment 19. Please revise or advise.

Liquidity, capital resource and results of operations for the period from inception through August 31, 2014.

12.

We note your response to prior comment 21; however, we were unable to locate revisions made to your management’s discussion and analysis section discussing the material terms of your agreement with Cool Creek Solutions, a filed copy of your agreement with Cool Creek Solutions, or a response to our inquiry regarding whether Cool Creek Solutions is a related person, as that term is defined in Item 404 of Regulation S-K. Additionally, since your response indicates that you did not obtain a second customer in November, revise your discussion on page 24.

Cool Creek solutions is a related company. YogaPatch LLC did not come on until February of this year.  Agreement containing terms added as an exhibit.

Directors, Executive Officers, Promoters and Control Persons

Background Information About Our Officer and Director

Mark W. DeFoor, page 26

13.

We were unable to locate your revisions made in response to prior comment 24. Please advise us of the specific location in the document of these revisions, or revise to discuss the specific experience, qualifications, attributes, or skills that lead to the conclusion that Mr. DeFoor should serve as a director.

Mr. DeFoor has over 20 years of technical design and implementation experience.  He brings the ability to architect and construct complex system solutions to most issues.

2010 – Present – Member – simTraction LLC - simTraction LLC provides business and technology consulting services.

December 31, 2013 – present - Chief Executive Officer, Secretary and Treasurer by the Company’s board of directors of eBizware Inc.

From November 13, 2007 through December 28, 2009 - Mr. DeFoor was the President and CEO and director of Title Starts Online Inc (OTCBB: TTSO). On December 28, 2009, Mr. DeFoor entered into a share exchange agreement to sell his shares to AMP Holdings, Inc., and he resigned from the board of directors on that date.

From November 11, 2011 through November 14, 2013 - Mr. DeFoor was an officer and director for publicly-traded SECURE NetCheckIn Inc (OTCBB: SNEC).

From June 2010 through December 2011 - Mr. DeFoor was an owner in nVestia which was established to provide financial advisor services.  He resigned from that office and the board on November 14, 2013.

From January 1, 2012 through November 13, 2013 - Mr. DeFoor was the co-owner of a privately-held business that provided a technology solution for mortgage sales, processing, and back office services to regional banks.

From 1995 – present – Mr. DeFoor started, acquired and maintained more than two dozen successful companies in almost every industry.  Each venture revolves around an inefficiency in a market which can be filled with a technical solution.

Notes to Financial Statements

Note 1 – Organization and Nature of Operations, page F-15

14.

Further to prior comment 27, disclosure in this footnote to the unaudited financial statements indicates that the company is engaged in the electronic management and appointment of licensed producers in the insurance industry. Please revise or advise.

Revised and deleted.

Part II:  Information Not Required in Prospectus

Exhibits, page II-2

15.

We note your response to prior comment 30 that the missing exhibits have been filed. However, it appears your escrow agreement and the license and distribution agreement referenced in the exhibit index of your Form S-1 filed December 23, 2014 have not been filed, and the exhibit index has been revised so that it no longer lists these agreements. Please file these agreements with your next amendment or advise.

License and distribution agreement added.  There is no escrow agreement.

Sincerely,

/s/ Mark W. DeFoor

Mark W. DeFoor

Chief Executive Officer

eBizware, Inc.

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